FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, October 30, 2019 – GPA [B3: PCAR4; NYSE: CBD] announces its results for the 3rd quarter of 2019. All comparisons are with the same period of 2018, except where stated otherwise. All comments related to adjusted EBITDA and gross margin exclude the non-recurring effects from the periods. In addition, starting from 2019, results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted at present value for virtually all lease agreements of our stores.  Comments below refer to numbers before the application of IFRS 16, except unless otherwise indicated.

3Q19 RESULTS

GPA Food

▪        Strong growth in gross sales revenue, which reached R$14.6 billion (+9.5%), despite the 240 bps decrease in food inflation in 3Q19 vs. 1H19;

▪        Adjusted EBITDA registered significant increase of 10.0%, with margin remaining stable, reflecting the strong and consistent growth of Assaí and higher profitability at Multivarejo compared to 2Q19;

▪        Significant expansion of 42.8% in net income attributable to controlling shareholders, which reached R$216 million, with margin of 1.6% (+40 bps);

▪        Leverage remained low at -0.82 times EBITDA, compared to -1.10 times EBITDA in the same period the previous year, underlining the Company’s solid financial structure;

▪        Omnichannel approach: increase of over 30% in e-commerce food sales, the leader in the segment(*), and continuous development of the digital transformation strategy, with the following highlights:

(i)       Amplification of “Express” (107 stores) and “Click & Collect” (113 stores) delivery model, expanding the delivery solutions;

(ii)      Expansion of James Delivery to Sorocaba, Teresina, Recife, Salvador, Niterói, Rio de Janeiro, Palmas and Campo Grande, totaling 12 cities, in line with the planned expansion until end-2020;

(iii)     Over 20 million loyal customers, 17% up from the year prior, and over 10 million active downloads of “Pão de Açúcar Mais” and “Clube Extra” apps, confirming broad customer acceptance of “My Discount” functionality.

	Food Business			Consolidated

(R$ million)	3Q19 Post IFRS 16	3Q18 Post IFRS 16	Δ	3Q19 Post IFRS 16	3Q18 Post IFRS 16	Δ
Gross Revenue	14,570	13,307	9.5%	14,571	13,307	9.5%
Gross Margin	21.3%	22.2%	-90 bps	21.3%	22.2%	-90 bps
Selling, General and Adm. Expenses	(1,962)	(1,872)	4.8%	(1,975)	(1,872)	5.5%
% of Net Revenue	14.5%	15.3%	-80 bps	14.6%	15.3%	-70 bps
EBITDA (1)	880	851	3.3%	839	813	3.2%
EBITDA Margin (1)	6.5%	6.9%	-40 bps	6.2%	6.6%	-40 bps
Adjusted EBITDA(1)(2)	995	905	10.0%	960	866	10.9%
Adjusted EBITDA Margin (1)(2)	7.4%	7.4%	0 bps	7.1%	7.1%	0 bps
Net Financial Revenue (Expenses)	(131)	(265)	-50.6%	(147)	(265)	-44.6%
% of Net Revenue	1.0%	2.2%	-120 bps	1.1%	2.2%	-110 bps
Net Income Controlling Shareholders - Consolidated	216	151	42.8%	166	128	29.9%
Net margin - Controlling Shareholders Consolidated	1.6%	1.2%	40 bps	1.2%	1.0%	20 bps

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

                           (*) Source: Nielsen.

IFRS 16

As of January 1, 2019, GPA’s results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases, discounted at present value for virtually all lease agreements of our stores.

The Company opted for full retrospective adoption as if the pronouncement had been adopted since the start of the contracts, in order to show the comparative effects for each past period. As such, operational lease expenses are replaced by depreciation expenses related to the right of use and interest expenses related to the lease liability.

The table below shows the adjustments to reconcile the effects of IFRS 16 for GPA Consolidated and GPA Food:

Consolidated	3Q19			3Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	14,571	-	14,571	13,307	-	13,307	9.5%	9.5%
Net Revenue	13,524	-	13,524	12,258	-	12,258	10.3%	10.3%
Gross Profit	2,872	10	2,882	2,714	11	2,724	5.9%	5.8%
Gross Margin	21.2%	10 bps	21.3%	22.1%	10 bps	22.2%	-90 bps	-90 bps
Selling, General and Adm. Expenses	(2,172)	197	(1,975)	(2,048)	176	(1,872)	6.1%	5.5%
% of Net Revenue	16.1%	-150 bps	14.6%	16.7%	-140 bps	15.3%	-60 bps	-70 bps
Adjusted EBITDA(1)(2)	730	231	960	670	196	866	8.9%	10.9%
Adjusted EBITDA Margin(1)(2)	5.4%	170 bps	7.1%	5.5%	160 bps	7.1%	-10 bps	0 bps
Net Financial Revenue (Expenses)	(6)	(141)	(147)	(135)	(130)	(265)	-95.8%	-44.6%
% of Net Revenue	0.0%	110 bps	1.1%	1.1%	110 bps	2.2%	-110 bps	-110 bps
Net Income Controlling Shareholders - Consolidated	192	(26)	166	151	(23)	128	27.2%	29.9%
Net margin - Controlling Shareholders Consolidated	1.4%	-20 bps	1.2%	1.2%	-20 bps	1.0%	20 bps	20 bps

Food Business	3Q19			3Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	14,570	-	14,570	13,307	-	13,307	9.5%	9.5%
Net Revenue	13,523	-	13,523	12,258	-	12,258	10.3%	10.3%
Gross Profit	2,873	10	2,883	2,714	11	2,724	5.9%	5.8%
Gross Margin	21.2%	10 bps	21.3%	22.1%	10 bps	22.2%	-90 bps	-90 bps
Selling, General and Adm. Expenses	(2,159)	197	(1,962)	(2,048)	176	(1,872)	5.4%	4.8%
% of Net Revenue	16.0%	-150 bps	14.5%	16.7%	-140 bps	15.3%	-70 bps	-80 bps
Adjusted EBITDA(1)(2)	765	230	995	697	207	905	9.7%	10.0%
Adjusted EBITDA Margin(1)(2)	5.7%	170 bps	7.4%	5.7%	170 bps	7.4%	0 bps	0 bps
Net Financial Revenue (Expenses)	10	(141)	(131)	(135)	(130)	(265)	n.d.	-50.6%
% of Net Revenue	-0.1%	110 bps	1.0%	1.1%	110 bps	2.2%	-120 bps	-120 bps
Net Income Controlling Shareholders - Consolidated	242	(26)	216	193	(42)	151	25.6%	42.8%
Net margin - Controlling Shareholders Consolidated	1.8%	-20 bps	1.6%	1.6%	-40 bps	1.2%	20 bps	40 bps

  (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

“We reached the end of 3Q19 with significant increase in sales and profitability at Assaí, which confirms the consistency of the expansion strategy of the cash-and-carry business and the rapid maturation of the new stores inaugurated. At Multivarejo, we took another important step in our portfolio optimization and adjustment plan with store renovations and conversions, strengthening the value proposition of our banners. The 47 renovated and opened units in this quarter recorded significant gains in sales, volume and customer traffic. We are confident that our strategic decisions will increasingly enable us to consolidate a sustainable growth in the Company’s results and offer our customers the best choice.

Peter Estermann, Chief Executive Officer of GPA

OPERATING PERFORMANCE BY BUSINESS

Assaí

	3Q19			3Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	7,587	-	7,587	6,382	-	6,382	18.9%	18.9%
Net Revenue	6,945	-	6,945	5,865	-	5,865	18.4%	18.4%
Gross Profit	1,149	2	1,152	930	(2)	928	23.5%	24.1%
Gross Margin	16.6%	0 bps	16.6%	15.9%	-10 bps	15.8%	70 bps	80 bps
Selling, General and Adm. Expenses	(714)	50	(663)	(597)	39	(559)	19.5%	18.8%
% of Net Revenue	10.3%	-70 bps	9.6%	10.2%	-70 bps	9.5%	10 bps	10 bps
Adjusted EBITDA(1)(2)	438	56	494	336	41	376	30.6%	31.3%
Adjusted EBITDA Margin(1)(2)	6.3%	80 bps	7.1%	5.7%	70 bps	6.4%	60 bps	70 bps

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

Assaí maintained a strong pace of growth in gross sales revenue of 18.9%, adding 2 million new customers per month, driven by the robust expansion of 19 stores in the last 12 months and the continued healthy performance of ‘same-stores’. In the quarter, 5 new stores were inaugurated in the states of São Paulo, Rio de Janeiro, Bahia, Piauí and Pará, continuing the plan to expand the nationwide footprint by opening around 20 stores in the year.

Gross profit totaled R$1.2 billion, with margin of 16.6%. Gross margin growth reflects:

(i) opening of stores in regions where Assaí already operates, contributing positively to gross margin;

(ii) accelerated maturation of stores opened in the last 2 years, as already noticed in prior quarters.

Despite the strong expansion process, with more than 10 stores under construction, selling, general and administrative expenses remained under control, corresponding to 9.6% of net sales revenue, +10 bps from 3Q18.

Adjusted EBITDA registered significant growth of 31.3%, following the strong growth trend in recent quarters, totaling R$494 million. EBITDA margin increased 70 bps, from 6.4% to 7.1%. Prior to IFRS 16, EBITDA margin increased 60 bps to 6.3%.

Multivarejo

	3Q19			3Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	6,982	-	6,982	6,925	-	6,925	0.8%	0.8%
Net Revenue	6,578	-	6,578	6,393	-	6,393	2.9%	2.9%
Gross Profit	1,724	7	1,731	1,783	13	1,796	-3.3%	-3.6%
Gross Margin	26.2%	10 bps	26.3%	27.9%	20 bps	28.1%	-170 bps	-180 bps
Selling, General and Adm. Expenses	(1,445)	146	(1,299)	(1,451)	137	(1,313)	-0.4%	-1.1%
% of Net Revenue	22.0%	-230 bps	19.7%	22.7%	-220 bps	20.5%	-70 bps	-80 bps
Adjusted EBITDA(1)(2)	327	174	501	362	167	528	-9.7%	-5.2%
Adjusted EBITDA Margin(1)(2)	5.0%	260 bps	7.6%	5.7%	260 bps	8.3%	-70 bps	-70 bps

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

At Multivarejo, gross sales revenue totaled R$7.0 billion, up 0.8% in the quarter, affected by the closure of stores for conversion and the continued fragility of the economic scenario. The quarter’s main highlights were the notable performance by renovated Pão de Açúcar stores and those converted into Mercado Extra and Compre Bem, as well as the improved performance by the Proximity formats. Food e-commerce posted growth above 30%, confirming its leadership position in the segment.

Adjusted EBITDA totaled R$501 million, with margin of 7.6%. Prior to IFRS 16, EBITDA margin was 5.0% in the quarter, lower than in 3Q18 but significantly higher compared to 2Q19, resulting from:

●        Continued promotional investments in a still cautious consumption environment, which resulted in gross profit of R$1.7 billion and gross margin of 26.3%;

●        Dilution of 80 bps in selling, general and administrative expenses, which totaled R$1.3 billion, down 1.1% from the year prior. The main initiatives to reduce expenses without impacting service level at the stores were: (i) migration from printed leaflets to digital media, resulting in lower marketing expenses; and (ii) renegotiation of IT and general services agreements, among others.

Due to the delayed economic recovery and the need for greater efforts in competitiveness, Multivarejo’s gross margin levels have been lower than expected. Considering the capture of the initiatives implemented combined with a possible recovery of the consumption environment, the Company remains confident of a more promising fourth quarter, which will be decisive to increasing the year’s EBITDA margin compared to the 9M19 figure already presented.

Digital Transformation and e-commerce: consistent growth of the omnichannel approach, reflected by strong increase in online sales and continued leadership of the sector.

Significant growth above 30% in e-commerce sales:

■         Express and Click & Collect: already available in 107 and 113 stores, respectively, including the Pão de Açúcar and Extra banners,  registered sales growth twice higher than in the same period last year. By the year-end, more than 120 stores will be offering the formats;

■         James Delivery: the “last miler” delivery model started operating in Sorocaba, Teresina, Recife, Salvador, Niterói, Rio de Janeiro, Palmas and Campo Grande, totaling 12 cities, in line with the planned expansion until end-2020;

■         My Discount: the “Pão de Açúcar Mais” and “Clube Extra” apps have reached more than 10 million active downloads by the end of the quarter, a 50% growth from the same period in 2018, reflecting the attractiveness of customized offerings and the migration of massive activations to the app;

■         Cheftime: the startup that offers ready and semi-ready meal kits reached the mark of more than 80,000 meals sold in the year. The ready-to-eat solution was expanded to the stores, which in the third quarter alone sold approximately five times more than in the first half of the year;

■         Startups: as a result of these partnerships, more than 65 products of food startups are available; new concepts were implemented, such as the urban vegetable garden; and there was an expansion in the offer of services at store or via app such as Lime, Rentbrella, Pet Parker and Get Ninjas.

■         Initiatives to optimize customers’ time at stores:

○       Self-checkout: rolled out in 2 stores, it is used by more than 25% customers, promoting an experience more agile and with less friction;

○       Pre-scan: this initiative, in which the employee scans the products while the customer is in line in order to speed up checkout. It already benefits more than 10% of customers at stores, thus reducing the waiting time in lines;

○       Scan&Go: accounts for more than 15% of sales and over 10% of the tickets at stores where it is in operation.

■         Technological infrastructure: partnerships with major technology players in the industry to evolve and improve digital products, enabling the integration of new services in the apps, as well as improving the existing systems to better meet the omnichannel consumer journey and enable greater speed and flexibility in business decisions.

OTHER INCOME AND EXPENSES

In the quarter, the line of “Other Income and Expenses” totaled an expense of R$121 million, mainly corresponding to:  restructuring expenses; tax contingencies, which most of the periods prior to 2009; and results from property and equipment.

FINANCIAL RESULT

	Consolidated
(R$ million)	3Q19	3Q18	Δ
Financial Revenue	241	48	402.1%
Financial Expenses	(246)	(177)	39.3%
Cost of Debt	(152)	(98)	55.1%
Cost of Receivables Discount	(31)	(16)	93.8%
Contingencies adjustments and Other financial expenses	(63)	(63)	0.6%
Net Financial Revenue (Expenses)	(5)	(129)	-96.1%
Interest on lease liabilities	(142)	(136)	4.4%
Net Financial Revenue (Expenses) - Post IFRS 16	(147)	(265)	-44.4%
% of Net Revenue	1.1%	2.2%	-110 bps

The Company’s financial result amounted to R$147 million, or 1.1% of net sales revenue. The main variations were:

▪        Financial Income: growth due to higher cash position, mainly explained by: (i) sale of interest in Via Varejo in June, (ii) entry of funds raised, which will be allocated to the Public Tender Offer for the acquisition of Éxito; and (iii) revenue from monetary restatements mainly related to ICMS balance referring to its exclusion from PIS and COFINS tax base;

▪        Cost of debt: increase due to the funding, which will be allocated to the public tender offer of Éxito;

▪        Sales of receivables: higher volume of receivables discounted vs. 3Q18;

▪        Variations in contingencies and other expenses: remained virtually stable in relation to 3Q18.

Due to the adoption of IFRS 16, the financial result now includes the Interest on lease liability line. In the quarter, there was a recognition of R$142 million related to this line, corresponding to 1.0% of revenue (vs. 1.1% in 3Q18).

Net Income - Food

	3Q19			3Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
EBITDA	765	230	995	697	207	905	9.7%	10.0%
Depreciation (Logistic)	(12)	(23)	(36)	(12)	(21)	(33)	1.7%	9.4%
Depreciation and Amortization	(232)	(114)	(347)	(206)	(97)	(303)	12.7%	14.2%
Net Financial Revenue (Expenses)	10	(141)	(131)	(135)	(130)	(265)	n.d.	-50.6%
Income before Income Tax	415	(48)	366	285	(34)	251	45.5%	46.2%
Income Tax	(148)	13	(135)	(70)	9	(61)	110.4%	121.5%
Net Income Company - continuing operations	267	(36)	231	215	(25)	190	24.3%	22.0%
Net income from discontinued operations	(25)	8	(17)	(22)	(17)	(39)	12.8%	-56.8%
Net Income Consolidated Company	242	(28)	215	193	(42)	151	25.6%	42.1%
Net Income - Controlling Shareholders - continuing operations	267	(35)	233	215	(25)	190	24.3%	22.5%
Net Income - Controlling Shareholders - descontinuing operations	(25)	8	(17)	(22)	(17)	(39)	12.8%	-56.8%
Net Income - Controlling Shareholders - Consolidated	242	(26)	216	193	(42)	151	25.6%	42.8%

In the Food segment, net income attributable to controlling shareholders of continuing operations amounted to R$233 million, up 22.5% from 3Q18, with margin of 1.7%, particularly due to the strong net income growth at Assaí.

Earnings per Share

Consolidated net income attributable to the controlling shareholders of GPA Food, considering the continuing and discontinued operations, came to R$216 million, with margin of 1.6%.

In 3Q19, earnings per share stood at R$0.58321 for common shares and R$0.64158 for preferred shares.

Net Debt

To calculate the indicators in the table below, the Company does not consider the lease liabilities related to IFRS 16.

(R$ million)	09.30.2019	09.30.2018

Short Term Debt	(5,355)	(1,750)
Loans and Financing	(1,146)	(1,243)
Debentures and Promissory Notes	(4,209)	(507)
Long Term Debt	(9,643)	(4,696)
Loans and Financing	(95)	(607)
Debentures	(9,548)	(4,089)
Total Gross Debt	(14,997)	(6,446)
Cash and Financial investments	12,656	2,625
Net Debt	(2,342)	(3,822)
EBITDA(1)	2,728	2,836
Net Debt / EBITDA(1)	-0.86x	-1.35x
On balance Credit Card Receivables not discounted	102	711
Net Debt incl. Credit Card Receivables not discounted	(2,240)	(3,110)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-0.82x	-1.10x

                              (1) EBITDA before IFRS 16 in the last 12 months.

Net debt adjusted for the balance of unsold receivables stood at R$2.2 billion, down 28.0% from the previous year. The Company maintained a low level of debt, with a Net debt/EBITDA ratio of -0.82 times in the quarter.

Cash balance in the quarter was R$12.7 billion, mainly due to the funds that will be allocated to the public tender offer up to 100% Éxito’s shares, as already announced to the market.

Investments

	Food Business
(R$ million)	3Q19	3Q18	Δ	9M19	9M18	Δ
New stores and land acquisition	378	136	176.9%	748	381	96.5%
Store renovations, conversions and maintenance	175	258	-32.2%	425	437	-2.8%
Infrastructure and others	182	107	70.4%	456	259	76.0%
Non-cash Effect
Financing Assets	(12)	(14)	-13.7%	66	70	-5.6%
Total	723	488	48.2%	1,695	1,147	47.8%

Investments totaled R$723 million in the quarter, up 48.2% from 3Q18, due to the higher number of stores opened (5 Assaí and 1 Minuto Pão de Açúcar), as well as approximately 20 stores under construction in the period. In addition, 39 conversions of Extra Super into Mercado Extra and 2 renovations of Pão de Açúcar were concluded.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	09.30.2019	06.30.2019	09.30.2018	09.30.2019	06.30.2019	09.30.2018

Current Assets	20,899	12,003	35,429	20,898	12,002	10,135
Cash and Marketable Securities	12,656	4,705	2,625	12,656	4,705	2,625
Accounts Receivable	364	317	953	364	317	957
Credit Cards	101	39	659	86	39	663
Sales Vouchers and Trade Account Receivable	186	217	234	217	217	234
Allowance for Doubtful Accounts	(5)	(5)	(4)	(5)	(5)	(4)
Resulting from Commercial Agreements	82	66	64	66	66	64
Inventories	6,046	5,692	5,540	6,046	5,692	5,540
Recoverable Taxes	909	615	363	909	615	363
Noncurrent Assets for Sale	94	24	25,434	94	24	136
Prepaid Expenses and Other Accounts Receivables	829	648	515	829	648	515
Noncurrent Assets	21,350	20,864	19,479	21,350	20,864	19,522
Long-Term Assets	4,235	4,330	4,696	4,235	4,330	4,735
Accounts Receivables	1	71	53	1	71	53
Credit Cards	1	71	53	1	71	53
Recoverable Taxes	2,903	2,919	2,662	2,903	2,919	2,662
Deferred Income Tax and Social Contribution	307	294	353	307	294	353
Amounts Receivable from Related Parties	38	37	33	38	37	72
Judicial Deposits	827	811	799	827	811	799
Prepaid Expenses and Others	159	198	798	159	198	798
Investments	271	232	228	271	232	228
Property and Equipment	13,938	13,425	12,485	13,938	13,425	12,485
Intangible Assets	2,906	2,877	2,069	2,906	2,877	2,075
TOTAL ASSETS	42,249	32,866	54,908	42,249	32,866	29,657

LIABILITIES

	Consolidated			Food Businesses

	09.30.2019	06.30.2019	09.30.2018	09.30.2019	06.30.2019	09.30.2018

Current Liabilities	15,068	12,553	30,554	15,068	12,553	10,691
Suppliers	6,831	6,827	6,439	6,831	6,827	6,444
Loans and Financing	1,408	923	1,310	1,408	923	1,310
Debentures	4,209	2,150	507	4,209	2,150	507
Lease Liability	675	604	554	675	604	554
Payroll and Related Charges	769	652	696	769	652	696
Taxes and Social Contribution Payable	358	470	285	358	470	285
Dividends Proposed	1	32	98	1	32	98
Financing for Purchase of Fixed Assets	82	64	50	82	64	50
Rents	13	12	9	13	12	9
Debt with Related Parties	146	142	160	146	142	376
Advertisement	20	33	35	20	33	35
Provision for Restructuring	5	4	9	5	4	9
Advanced Revenue	127	171	76	127	171	76
Non-current Assets Held for Sale	-	-	20,088	-	-	-
Others	425	469	238	425	469	241
Long-Term Liabilities	16,319	9,585	11,365	16,319	9,585	11,365
Loans and Financing	106	302	728	106	302	728
Debentures	9,548	2,823	4,089	9,548	2,823	4,089
Lease Liability	4,218	4,125	3,952	4,218	4,125	3,952
Deferred Income Tax and Social Contribution	315	227	537	315	227	537
Tax Installments	399	423	495	399	423	495
Provision for Contingencies	1,263	1,235	1,166	1,263	1,235	1,166
Advanced Revenue	28	31	12	28	31	12
Provision for loss on investment in Associates	373	339	361	373	339	361
Others	68	79	25	68	79	25
Shareholders' Equity	10,862	10,729	12,988	10,862	10,729	7,601
Capital	6,850	6,836	6,824	6,850	6,836	5,416
Capital Reserves	439	438	406	439	439	406
Profit Reserves	3,664	3,499	2,818	3,663	3,498	1,862
Other Comprehensive Results	(91)	(44)	(83)	(91)	(44)	(83)
Minority Interest	(0)	(0)	3,024	-	-	-
TOTAL LIABILITIES	42,249	32,866	54,908	42,249	32,866	29,657

2.1 Income Statement for 3Q19 – After IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	3Q19	3Q18	Δ	3Q19	3Q18	Δ	3Q19	3Q18	Δ	3Q19	3Q18	Δ
R$ - Million
Gross Revenue	14,571	13,307	9.5%	14,570	13,307	9.5%	6,982	6,925	0.8%	7,587	6,382	18.9%
Net Revenue	13,524	12,258	10.3%	13,523	12,258	10.3%	6,578	6,393	2.9%	6,945	5,865	18.4%
Cost of Goods Sold	(10,607)	(9,501)	11.6%	(10,605)	(9,501)	11.6%	(4,817)	(4,571)	5.4%	(5,788)	(4,930)	17.4%
Depreciation (Logistic)	(36)	(33)	9.4%	(36)	(33)	9.4%	(30)	(26)	15.8%	(5)	(6)	-16.2%
Gross Profit	2,882	2,724	5.8%	2,883	2,724	5.8%	1,731	1,796	-3.6%	1,152	928	24.1%
Selling Expenses	(1,697)	(1,624)	4.4%	(1,683)	(1,624)	3.6%	(1,115)	(1,135)	-1.7%	(568)	(490)	16.0%
General and Administrative Expenses	(279)	(248)	12.5%	(279)	(248)	12.5%	(184)	(179)	2.6%	(95)	(69)	38.1%
Selling, General and Adm. Expenses	(1,975)	(1,872)	5.5%	(1,962)	(1,872)	4.8%	(1,299)	(1,313)	-1.1%	(663)	(559)	18.8%
Equity Income(2)	18	(19)	n.d.	38	20	94.3%	38	20	94.3%	-	-	n.d.
Other Operating Revenue (Expenses)	(121)	(53)	129.0%	(115)	(53)	117.1%	(108)	(65)	66.3%	(7)	12	n.d.
Depreciation and Amortization	(347)	(303)	14.5%	(347)	(303)	14.2%	(249)	(226)	9.9%	(98)	(77)	26.7%
Earnings before interest and Taxes - EBIT	456	477	-4.4%	497	515	-3.5%	114	211	-46.1%	384	305	26.0%
Financial Revenue	241	48	403.4%	212	48	342.4%	200	38	427.8%	12	10	16.6%
Financial Expenses	(388)	(313)	24.0%	(343)	(313)	9.6%	(276)	(260)	6.5%	(66)	(53)	24.9%
Net Financial Result	(147)	(265)	-44.6%	(131)	(265)	-50.6%	(76)	(222)	-65.6%	(55)	(43)	26.8%
Income (Loss) Before Income Tax	309	212	45.7%	366	251	46.2%	37	(11)	n.d.	329	261	25.9%
Income Tax	(128)	(61)	109.9%	(135)	(61)	121.5%	(32)	28	n.d.	(103)	(89)	15.4%
Net Income (Loss) Company - continuing operations	181	151	19.9%	231	190	22.0%	5	17	-69.5%	226	172	31.3%
Net Result from discontinued operations	(17)	3	n.d.	(17)	(39)	-56.8%	(17)	(39)	-56.8%	-	-	n.d.
Net Income (Loss) - Consolidated Company	165	154	7.1%	215	151	42.1%	(11)	(21)	-46.2%	226	172	31.3%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	183	151	20.5%	233	190	22.5%	5	18	-69.2%	227	172	31.9%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(17)	(24)	-29.8%	(17)	(39)	-56.8%	(17)	(39)	-56.8%	-	-	n.d.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	166	128	29.9%	216	151	42.8%	(11)	(21)	-46.4%	227	172	31.9%
Minority Interest - Non-controlling - continuing operations	-	(0)	n.d.	-	(0)	n.d.	-	(0)	n.d.	-	-	n.d.
Minority Interest - Non-controlling - discontinued operations	-	26	n.d.	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - Consolidated	-	26	n.d.	-	(0)	n.d.	-	(0)	n.d.	-	-	n.d.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	839	813	3.2%	880	851	3.3%	393	463	-15.3%	487	388	25.4%
Adjusted EBITDA (4)	960	866	10.9%	995	905	10.0%	501	528	-5.2%	494	376	31.3%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	3Q19	3Q18	3Q19	3Q18	3Q19	3Q18	3Q19	3Q18
Gross Profit	21.3%	22.2%	21.3%	22.2%	26.3%	28.1%	16.6%	15.8%
Selling Expenses	12.5%	13.3%	12.4%	13.3%	17.0%	17.7%	8.2%	8.4%
General and Administrative Expenses	2.1%	2.0%	2.1%	2.0%	2.8%	2.8%	1.4%	1.2%
Selling, General and Adm. Expenses	14.6%	15.3%	14.5%	15.3%	19.7%	20.5%	9.6%	9.5%
Equity Income(2)	0.1%	0.2%	0.3%	0.2%	0.6%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.9%	0.4%	0.9%	0.4%	1.6%	1.0%	0.1%	-0.2%
Depreciation and Amortization	2.6%	2.5%	2.6%	2.5%	3.8%	3.5%	1.4%	1.3%
EBIT	3.4%	3.9%	3.7%	4.2%	1.7%	3.3%	5.5%	5.2%
Net Financial Revenue (Expenses)	1.1%	2.2%	1.0%	2.2%	1.2%	3.5%	0.8%	0.7%
Income Before Income Tax	2.3%	1.7%	2.7%	2.0%	-0.6%	-0.2%	4.7%	4.5%
Income Tax	0.9%	0.5%	1.0%	0.5%	-0.5%	0.4%	1.5%	1.5%
Net Income (Loss) Company - continuing operations	1.3%	1.2%	1.7%	1.5%	-0.1%	0.3%	3.3%	2.9%
Net Income (Loss) - Consolidated Company	1.2%	1.3%	1.6%	1.2%	-0.2%	-0.3%	3.3%	2.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.3%	1.2%	1.7%	1.5%	-0.1%	0.3%	3.3%	2.9%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.2%	1.0%	1.6%	1.2%	-0.2%	-0.3%	3.3%	2.9%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	6.2%	6.6%	6.5%	6.9%	6.0%	7.2%	7.0%	6.6%
Adjusted EBITDA (4)	7.1%	7.1%	7.4%	7.4%	7.6%	8.3%	7.1%	6.4%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

2.2 Income Statement for 3Q19 – Before IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	3Q19	3Q18	Δ	3Q19	3Q18	Δ	3Q19	3Q18	Δ	3Q19	3Q18	Δ
R$ - Million
Gross Revenue	14,571	13,307	9.5%	14,570	13,307	9.5%	6,982	6,925	0.8%	7,587	6,382	18.9%
Net Revenue	13,524	12,258	10.3%	13,523	12,258	10.3%	6,578	6,393	2.9%	6,945	5,865	18.4%
Cost of Goods Sold	(10,640)	(9,533)	11.6%	(10,638)	(9,533)	11.6%	(4,845)	(4,601)	5.3%	(5,793)	(4,932)	17.5%
Depreciation (Logistic)	(12)	(12)	1.7%	(12)	(12)	1.7%	(10)	(9)	2.3%	(3)	(3)	-0.3%
Gross Profit	2,872	2,714	5.9%	2,873	2,714	5.9%	1,724	1,783	-3.3%	1,149	930	23.5%
Selling Expenses	(1,891)	(1,798)	5.2%	(1,878)	(1,798)	4.5%	(1,260)	(1,270)	-0.8%	(618)	(528)	17.1%
General and Administrative Expenses	(281)	(250)	12.2%	(281)	(250)	12.1%	(185)	(181)	2.3%	(96)	(70)	37.7%
Selling, General and Adm. Expenses	(2,172)	(2,048)	6.1%	(2,159)	(2,048)	5.4%	(1,445)	(1,451)	-0.4%	(714)	(597)	19.5%
Equity Income(2)	17	(8)	n.d.	38	20	94.9%	38	20	94.9%	-	-	n.d.
Other Operating Revenue (Expenses)	(122)	(59)	105.8%	(116)	(59)	95.2%	(109)	(67)	62.7%	(7)	8	n.d.
Depreciation and Amortization	(233)	(206)	13.1%	(232)	(206)	12.7%	(160)	(147)	8.5%	(72)	(59)	23.3%
Earnings before interest and Taxes - EBIT	362	392	-7.7%	405	420	-3.6%	48	138	-65.0%	356	282	26.4%
Financial Revenue	241	48	403.4%	212	48	342.4%	200	38	427.8%	12	10	16.6%
Financial Expenses	(247)	(183)	35.1%	(202)	(183)	10.4%	(173)	(158)	9.0%	(29)	(24)	20.0%
Net Financial Result	(6)	(135)	-95.8%	10	(135)	n.d.	27	(121)	n.d.	(17)	(14)	22.4%
Income (Loss) Before Income Tax	357	258	38.4%	415	285	45.5%	76	17	334.1%	339	268	26.6%
Income Tax	(140)	(70)	100.3%	(148)	(70)	110.4%	(42)	21	n.d.	(106)	(91)	16.1%
Net Income (Loss) Company - continuing operations	216	188	15.2%	267	215	24.3%	34	39	-11.4%	233	176	32.1%
Net Result from discontinued operations	(25)	(50)	-49.9%	(25)	(22)	12.8%	(25)	(22)	12.8%	-	-	n.d.
Net Income (Loss) - Consolidated Company	191	138	38.9%	242	193	25.6%	9	16	-43.7%	233	176	32.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	216	188	15.2%	267	215	24.3%	34	39	-11.4%	233	176	32.1%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(25)	(37)	-33.5%	(25)	(22)	12.8%	(25)	(22)	12.8%	-	-	n.d.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	192	151	27.2%	242	193	25.6%	9	16	-43.7%	233	176	32.1%
Minority Interest - Non-controlling - continuing operations	-	-	n.d.	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - discontinued operations	(0)	(13)	-96.7%	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - Consolidated	(0)	(13)	-96.7%	-	-	n.d.	-	-	n.d.	-	-	n.d.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	608	611	-0.5%	649	638	1.8%	218	295	-26.1%	431	343	25.7%
Adjusted EBITDA (4)	730	670	8.9%	765	697	9.7%	327	362	-9.7%	438	336	30.6%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	3Q19	3Q18	3Q19	3Q18	3Q19	3Q18	3Q19	3Q18
Gross Profit	21.2%	22.1%	21.2%	22.1%	26.2%	27.9%	16.6%	15.9%
Selling Expenses	14.0%	14.7%	13.9%	14.7%	19.2%	19.9%	8.9%	9.0%
General and Administrative Expenses	2.1%	2.0%	2.1%	2.0%	2.8%	2.8%	1.4%	1.2%
Selling, General and Adm. Expenses	16.1%	16.7%	16.0%	16.7%	22.0%	22.7%	10.3%	10.2%
Equity Income(2)	0.1%	0.1%	0.3%	0.2%	0.6%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.9%	0.5%	0.9%	0.5%	1.7%	1.0%	0.1%	-0.1%
Depreciation and Amortization	1.7%	1.7%	1.7%	1.7%	2.4%	2.3%	1.0%	1.0%
EBIT	2.7%	3.2%	3.0%	3.4%	0.7%	2.2%	5.1%	4.8%
Net Financial Revenue (Expenses)	0.0%	1.1%	-0.1%	1.1%	-0.4%	1.9%	0.3%	0.2%
Income Before Income Tax	2.6%	2.1%	3.1%	2.3%	-1.2%	0.3%	4.9%	4.6%
Income Tax	1.0%	0.6%	1.1%	0.6%	-0.6%	0.3%	1.5%	1.6%
Net Income (Loss) Company - continuing operations	1.6%	1.5%	2.0%	1.8%	-0.5%	0.6%	3.4%	3.0%
Net Income (Loss) - Consolidated Company	1.4%	1.1%	1.8%	1.6%	0.1%	0.3%	3.4%	3.0%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.6%	1.5%	2.0%	1.8%	-0.5%	0.6%	3.4%	3.0%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.4%	1.2%	1.8%	1.6%	0.1%	0.3%	3.4%	3.0%
Minority Interest - Non-controlling - Consolidated	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	4.5%	5.0%	4.8%	5.2%	3.3%	4.6%	6.2%	5.9%
Adjusted EBITDA (4)	5.4%	5.5%	5.7%	5.7%	5.0%	5.7%	6.3%	5.7%

 (1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

2.3 Income Statement for 9M19 – After IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	9M19	9M18	Δ	9M19	9M18	Δ	9M19	9M18	Δ	9M19	9M18	Δ
R$ - Million
Gross Revenue	42,617	38,379	11.0%	42,615	38,379	11.0%	20,977	20,756	1.1%	21,638	17,623	22.8%
Net Revenue	39,314	35,377	11.1%	39,313	35,377	11.1%	19,509	19,176	1.7%	19,804	16,201	22.2%
Cost of Goods Sold	(30,710)	(26,891)	14.2%	(30,707)	(26,891)	14.2%	(14,131)	(13,656)	3.5%	(16,576)	(13,235)	25.2%
Depreciation (Logistic)	(106)	(97)	9.9%	(106)	(97)	9.9%	(90)	(75)	20.3%	(16)	(22)	-26.0%
Gross Profit	8,498	8,389	1.3%	8,499	8,389	1.3%	5,287	5,445	-2.9%	3,212	2,944	9.1%
Selling Expenses	(5,119)	(4,814)	6.3%	(5,097)	(4,814)	5.9%	(3,457)	(3,443)	0.4%	(1,640)	(1,372)	19.6%
General and Administrative Expenses	(803)	(736)	9.2%	(803)	(736)	9.1%	(537)	(537)	0.0%	(266)	(199)	33.9%
Selling, General and Adm. Expenses	(5,922)	(5,550)	6.7%	(5,901)	(5,550)	6.3%	(3,994)	(3,980)	0.4%	(1,906)	(1,571)	21.4%
Equity Income(2)	(9)	(63)	-85.9%	77	52	48.5%	77	52	48.5%	-	-	n.d.
Other Operating Revenue (Expenses)	(243)	(183)	32.7%	(237)	(183)	29.3%	(216)	(182)	18.8%	(21)	(1)	1547.4%
Depreciation and Amortization	(1,011)	(905)	11.7%	(1,010)	(905)	11.6%	(732)	(681)	7.5%	(278)	(224)	24.2%
Earnings before interest and Taxes - EBIT	1,314	1,688	-22.2%	1,429	1,802	-20.7%	421	654	-35.5%	1,007	1,149	-12.3%
Financial Revenue	345	127	171.7%	316	127	148.7%	283	101	181.1%	33	26	24.4%
Financial Expenses	(1,054)	(931)	13.2%	(1,009)	(931)	8.4%	(830)	(790)	5.1%	(179)	(142)	26.5%
Net Financial Result	(709)	(804)	-11.8%	(693)	(804)	-13.8%	(547)	(689)	-20.6%	(146)	(115)	27.0%
Income (Loss) Before Income Tax	605	884	-31.6%	735	998	-26.3%	(126)	(35)	256.9%	861	1,033	-16.7%
Income Tax	(204)	(252)	-19.1%	(211)	(252)	-16.3%	66	93	-29.7%	(277)	(346)	-19.9%
Net Income (Loss) Company - continuing operations	400	631	-36.6%	524	746	-29.7%	(60)	58	n.d.	584	687	-15.1%
Net Result from discontinued operations	365	333	9.7%	329	(66)	n.d.	329	(66)	n.d.	-	-	n.d.
Net Income (Loss) - Consolidated Company	765	964	-20.6%	853	679	25.5%	269	(8)	n.d.	584	687	-15.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	401	631	-36.6%	524	746	-29.7%	(60)	58	n.d.	584	687	-15.1%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	332	99	237.0%	329	(66)	n.d.	329	(66)	n.d.	-	-	n.d.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	733	730	0.4%	853	679	25.5%	269	(8)	n.d.	584	687	-15.1%
Minority Interest - Non-controlling - continuing operations	(0)	-	n.d.	(0)	-	n.d.	(0)	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - discontinued operations	33	234	-86.0%	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - Consolidated	33	234	-86.1%	(0)	-	n.d.	(0)	-	n.d.	-	-	n.d.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,431	2,690	-9.6%	2,545	2,804	-9.2%	1,244	1,410	-11.8%	1,301	1,394	-6.7%
Adjusted EBITDA (4)	2,674	2,459	8.8%	2,781	2,573	8.1%	1,460	1,547	-5.6%	1,322	1,026	28.8%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	9M19	9M18	9M19	9M18	9M19	9M18	9M19	9M18
Gross Profit	21.6%	23.7%	21.6%	23.7%	27.1%	28.4%	16.2%	18.2%
Selling Expenses	13.0%	13.6%	13.0%	13.6%	17.7%	18.0%	8.3%	8.5%
General and Administrative Expenses	2.0%	2.1%	2.0%	2.1%	2.8%	2.8%	1.3%	1.2%
Selling, General and Adm. Expenses	15.1%	15.7%	15.0%	15.7%	20.5%	20.8%	9.6%	9.7%
Equity Income(2)	0.0%	0.2%	0.2%	0.1%	0.4%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.6%	0.5%	0.6%	0.5%	1.1%	0.9%	0.1%	0.0%
Depreciation and Amortization	2.6%	2.6%	2.6%	2.6%	3.8%	3.6%	1.4%	1.4%
EBIT	3.3%	4.8%	3.6%	5.1%	2.2%	3.4%	5.1%	7.1%
Net Financial Revenue (Expenses)	1.8%	2.3%	1.8%	2.3%	2.8%	3.6%	0.7%	0.7%
Income Before Income Tax	1.5%	2.5%	1.9%	2.8%	0.6%	-0.2%	4.3%	6.4%
Income Tax	0.5%	0.7%	0.5%	0.7%	0.3%	0.5%	1.4%	2.1%
Net Income (Loss) Company - continuing operations	1.0%	1.8%	1.3%	2.1%	0.3%	0.3%	2.9%	4.2%
Net Income (Loss) - Consolidated Company	1.9%	2.7%	2.2%	1.9%	1.4%	0.0%	2.9%	4.2%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.0%	1.8%	1.3%	2.1%	0.3%	0.3%	2.9%	4.2%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.9%	2.1%	2.2%	1.9%	1.4%	0.0%	2.9%	4.2%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	-0.1%	0.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	6.2%	7.6%	6.5%	7.9%	6.4%	7.4%	6.6%	8.6%
Adjusted EBITDA (4)	6.8%	6.9%	7.1%	7.3%	7.5%	8.1%	6.7%	6.3%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses and excluding non-recurring effects from the period.

2.4 Income Statement for 9M19 – Before IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	9M19	9M18	Δ	9M19	9M18	Δ	9M19	9M18	Δ	9M19	9M18	Δ
R$ - Million
Gross Revenue	42,617	38,379	11.0%	42,615	38,379	11.0%	20,977	20,756	1.1%	21,638	17,623	22.8%
Net Revenue	39,314	35,377	11.1%	39,313	35,377	11.1%	19,509	19,176	1.7%	19,804	16,201	22.2%
Cost of Goods Sold	(30,806)	(26,981)	14.2%	(30,803)	(26,981)	14.2%	(14,214)	(13,732)	3.5%	(16,589)	(13,250)	25.2%
Depreciation (Logistic)	(37)	(37)	0.9%	(37)	(37)	0.9%	(29)	(30)	-1.7%	(8)	(7)	12.0%
Gross Profit	8,472	8,359	1.4%	8,473	8,359	1.4%	5,266	5,414	-2.7%	3,206	2,944	8.9%
Selling Expenses	(5,681)	(5,324)	6.7%	(5,660)	(5,324)	6.3%	(3,892)	(3,843)	1.3%	(1,768)	(1,480)	19.4%
General and Administrative Expenses	(810)	(742)	9.2%	(810)	(742)	9.2%	(541)	(541)	0.1%	(269)	(201)	33.7%
Selling, General and Adm. Expenses	(6,491)	(6,066)	7.0%	(6,470)	(6,066)	6.7%	(4,433)	(4,384)	1.1%	(2,037)	(1,681)	21.1%
Equity Income(2)	(9)	(52)	-82.9%	77	52	48.5%	77	52	48.5%	-	-	n.d.
Other Operating Revenue (Expenses)	(263)	(193)	36.5%	(257)	(193)	33.3%	(236)	(187)	26.4%	(21)	(6)	254.4%
Depreciation and Amortization	(687)	(625)	9.9%	(686)	(625)	9.8%	(477)	(455)	4.8%	(209)	(170)	23.1%
Earnings before interest and Taxes - EBIT	1,022	1,424	-28.2%	1,137	1,527	-25.6%	197	440	-55.2%	940	1,087	-13.5%
Financial Revenue	345	127	171.7%	316	127	148.7%	283	101	181.1%	33	26	24.4%
Financial Expenses	(638)	(541)	17.9%	(593)	(541)	9.6%	(514)	(485)	5.8%	(79)	(55)	42.8%
Net Financial Result	(293)	(414)	-29.3%	(277)	(414)	-33.1%	(230)	(385)	-40.1%	(46)	(29)	59.4%
Income (Loss) Before Income Tax	729	1,010	-27.8%	860	1,113	-22.8%	(34)	55	n.d.	893	1,058	-15.6%
Income Tax	(238)	(283)	-15.9%	(245)	(283)	-13.4%	43	71	-39.7%	(288)	(354)	-18.7%
Net Income (Loss) Company - continuing operations	491	726	-32.4%	614	830	-25.9%	9	126	-92.8%	605	704	-14.0%
Net Result from discontinued operations	227	163	39.7%	329	(18)	n.d.	329	(18)	n.d.	-	-	n.d.
Net Income (Loss) - Consolidated Company	718	889	-19.2%	943	811	16.3%	338	107	214.9%	605	704	-14.0%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	491	726	-32.4%	614	830	-25.9%	9	126	-92.8%	614	704	-12.8%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	282	52	441.7%	329	(18)	n.d.	329	(18)	n.d.	-	-	n.d.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	774	778	-0.6%	943	811	16.3%	338	107	214.9%	614	704	-12.8%
Minority Interest - Non-controlling - continuing operations	-	-	n.d.	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - discontinued operations	(55)	110	n.d.	-	-	n.d.	-	-	n.d.	-	-	n.d.
Minority Interest - Non-controlling - Consolidated	(55)	110	n.d.	-	-	n.d.	-	-	n.d.	-	-	n.d.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,746	2,085	-16.3%	1,860	2,164	-14.1%	703	904	-22.3%	1,157	1,260	-8.2%
Adjusted EBITDA (4)	2,009	1,864	7.8%	2,116	1,942	9.0%	939	1,046	-10.2%	1,177	896	31.3%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	9M19	9M18	9M19	9M18	9M19	9M18	9M19	9M18
Gross Profit	21.5%	23.6%	21.6%	23.6%	27.0%	28.2%	16.2%	18.2%
Selling Expenses	14.5%	15.0%	14.4%	15.0%	19.9%	20.0%	8.9%	9.1%
General and Administrative Expenses	2.1%	2.1%	2.1%	2.1%	2.8%	2.8%	1.4%	1.2%
Selling, General and Adm. Expenses	16.5%	17.1%	16.5%	17.1%	22.7%	22.9%	10.3%	10.4%
Equity Income(2)	0.0%	0.1%	0.2%	0.1%	0.4%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.7%	0.5%	0.7%	0.5%	1.2%	1.0%	0.1%	0.0%
Depreciation and Amortization	1.7%	1.8%	1.7%	1.8%	2.4%	2.4%	1.1%	1.0%
EBIT	2.6%	4.0%	2.9%	4.3%	1.0%	2.3%	4.7%	6.7%
Net Financial Revenue (Expenses)	0.7%	1.2%	0.7%	1.2%	1.2%	2.0%	0.2%	0.2%
Income Before Income Tax	1.9%	2.9%	2.2%	3.1%	0.2%	0.3%	4.5%	6.5%
Income Tax	0.6%	0.8%	0.6%	0.8%	0.2%	0.4%	1.5%	2.2%
Net Income (Loss) Company - continuing operations	1.2%	2.1%	1.6%	2.3%	0.0%	0.7%	3.1%	4.3%
Net Income (Loss) - Consolidated Company	1.8%	2.5%	2.4%	2.3%	1.7%	0.6%	3.1%	4.3%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.2%	2.1%	1.6%	2.3%	0.0%	0.7%	3.1%	4.3%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.0%	2.2%	2.4%	2.3%	1.7%	0.6%	3.1%	4.3%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.1%	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	4.4%	5.9%	4.7%	6.1%	3.6%	4.7%	5.8%	7.8%
Adjusted EBITDA (4)	5.1%	5.3%	5.4%	5.5%	4.8%	5.5%	5.9%	5.5%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses and excluding non-recurring effects from the period.

3. Cash Flow - Consolidated (including Via Varejo) (*)

STATEMENT OF CASH FLOW

	Consolidated
(R$ million)	09.30.2019	09.30.2018

Net Income (Loss) for the period	764	965
Deferred income tax	157	250
Loss (gain) on disposal of fixed and intangible assets	99	134
Depreciation and amortization	1,115	998
Interests and exchange variation	1,158	1,270
Adjustment to present value	1	1
Equity Income	(7)	42
Provision for contingencies	187	404
Provision for disposals and impairment of property and equipment	-	(2)
Share-Based Compensation	29	33
Allowance for doubtful accounts	261	464
Provision for obsolescence/breakage	(11)	(19)
Other operational expenses	18	(369)
Deferred revenue	(265)	(324)
Eventual expenses	(97)	(37)
Gain of sale of subsidiary	(608)	-

Asset (Increase) decreases	-	-
Accounts receivable	(39)	(765)
Inventories	(377)	(1,877)
Taxes recoverable	(299)	(935)
Dividends received	12	-
Other Assets	(268)	(35)
Related parties	(93)	188
Restricted deposits for legal proceeding	(38)	(11)

Liability (Increase) decrease
Suppliers	(4,768)	(1,995)
Payroll and charges	(52)	(14)
Taxes and Social contributions payable	52	81
Other Accounts Payable	(117)	(69)
Contingencies	(396)	(756)
Deferred revenue	15	137
Taxes and Social contributions paid	(179)	(354)

Net cash generated from (used) in operating activities	(3,746)	(2,595)

Acquisition of property and equipment	(1,681)	(1,213)
Increase Intangible assets	(241)	(339)
Sales of property and equipment	59	148
Cash provided on sale of subisidiary	2,326	-
Net cash flow investment activities	463	(1,404)

Cash flow from financing activities
Increase of capital	25	1
Funding and refinancing	11,957	7,096
Payments of loans and financing	(2,701)	(5,913)
Dividend Payment	(229)	(174)
Acquisition of society	(19)	-
Lease liability payments	(1,174)	(1,308)
Net cash generated from (used) in financing activities	7,859	(298)

Increase (decrease) in cash and cash equivalents	4,576	(4,297)

Cash and cash equivalents at the beginning of the year	8,080	7,351
Cash and cash equivalents at the end of the year	12,656	3,054
Change in cash and cash equivalents	4,576	(4,297)

  (*) Considers 5 months of Via Varejo in 2019 and 9 months in 2018.

4. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	3Q19%		3Q18%		Δ	9M19%		9M18%		Δ
Multivarejo	6,982	47.9%	6,925	52.0%	0.8%	20,978	49.2%	20,756	54.1%	1.1%
Pão de Açúcar	1,817	12.5%	1,838	13.8%	-1.1%	5,425	12.7%	5,477	14.3%	-1.0%
Extra (1)	4,098	28.1%	4,084	30.7%	0.3%	12,469	29.3%	12,379	32.3%	0.7%
Convenience Stores (2)	351	2.4%	321	2.4%	9.3%	996	2.3%	921	2.4%	8.2%
Other Businesses (3)	716	4.9%	682	5.1%	5.0%	2,090	4.9%	1,979	5.2%	5.6%
Cash & Carry	7,587	52.1%	6,382	48.0%	18.9%	21,638	50.8%	17,623	45.9%	22.8%
Assaí	7,587	52.1%	6,382	48.0%	18.9%	21,638	50.8%	17,623	45.9%	22.8%
Food Business	14,570	100.0%	13,307	100.0%	9.5%	42,616	100.0%	38,379	100.0%	11.0%

	Breakdown of Net Sales by Business
(R$ million)	3Q19%		3Q18%		Δ	9M19%		9M18%		Δ
Multivarejo	6,578	48.6%	6,393	52.2%	2.9%	19,509	49.6%	19,176	54.2%	1.7%
Pão de Açúcar	1,672	12.4%	1,687	13.8%	-0.9%	4,989	12.7%	5,032	14.2%	-0.9%
Extra (1)	3,727	27.6%	3,735	30.5%	-0.2%	11,355	28.9%	11,341	32.1%	0.1%
Convenience Stores (2)	331	2.4%	300	2.4%	10.2%	937	2.4%	861	2.4%	8.8%
Other Businesses (3)	848	6.3%	671	5.5%	26.4%	2,228	5.7%	1,942	5.5%	14.8%
Cash & Carry	6,945	51.4%	5,865	47.8%	18.4%	19,804	50.4%	16,201	45.8%	22.2%
Assaí	6,945	51.4%	5,865	47.8%	18.4%	19,804	50.4%	16,201	45.8%	22.2%
Food Business	13,523	100.0%	12,258	100.0%	10.3%	39,312	100.0%	35,376	100.0%	11.1%

(1) Includes sales by Extra Supermercado, Mercado Extra, Extra Hiper and Compre Bem. (2) Includes sales by Mini Extra and Minuto Pão de Açúcar.

(3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

5. Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)	Food Business
	3Q19	3Q18

Cash	49.1%	48.5%
Credit Card	40.2%	40.4%
Food Voucher	10.7%	11.1%

6. Store Portfolio Changes by Banner

3Q19 Results Conference Call and Webcast

Thursday, October 31, 2019
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 1:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3181-8565

Conference call in English (simultaneous translation)
+1 (412) 717-9627 or +1 (844) 204-8942

Webcast: http://www.gpari.com.br

Replay
+55 11 3193-1012
Access code for audio in Portuguese: 1932275#
Access code for audio in English: 1779586#

http://www.gpari.com.br

Investor Relations Contacts

GPA Telephone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into the following business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar, Extra and Compre Bem banners;  Assaí, which operates in the cash-and-carry wholesale segment; and GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, as below:

Food
Multivarejo
multivarejo
Cash and Carry
ASSAI
ATACADISTA
Supermarkets
extra
BEM
MERCADO
Hypermarkets
extra
hiper
Proximity
minuto
mini
Other Business
posto
extra
drogaria
extra
mini
mercado
GPA Malls
GPA Malls
Cash and Carry
ASSAI

Discontinued activities: Referring to Via Varejo's activities until May 2019 and other after effects related to the investments’ write-off.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per Share: Diluted earnings per share are calculated as follows:

●       Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

●       Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at the market, as applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

Compre Bem: Project involving the conversion of stores in order to enter a market niche currently occupied by regional supermarkets. The store model is better adapted to the needs of consumers in the regions where the stores are located. The service and assortment of the perishables category will be reinforced, while other categories will have a leaner assortment. Compre Bem is managed independently from the Extra Super banner with the focus on simplifying operating costs, especially logistics and IT.

Mercado Extra: Project aims to renovate Extra Super by reinforcing the quality of perishables and customer service, with the focus on the B and C income groups. There will be no change in the operating model of the stores, which will continue to be managed under the Extra banner.

James Delivery (last miler): Multiservice platform for ordering and delivering in minutes diverse products selected by our customers, including restaurants, and integration with our supermarkets and drugstores.

Cheftime: pioneering foodtech startup that offers cook-at-home meal kits and ready-to-eat meals, expanding the offering of ready-to-eat solutions at stores in order to offer and lead new concepts in food products and services.

‘Same-store’ growth: ‘Same-store’ growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 30, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.